SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES  EXCHANGE ACT OF 1934

CURRENT REPORT

Date of Report: December 31, 2011

Commission File No. 0-54360

BLUE STAR ENTERTAINMENT TECHNOLOGIES, INC.

 (Exact Name of Registrant as Specified in Its Charter)

British Virgin Islands

(Jurisdiction of Incorporation or Organization)

Plaza Neptuno, Planta Baja, Suite 351, Ave. Ricardo J. Alfaro, El Dorado, Panama City Panama

Address of Principal Executive Offices

Registrant's telephone number, including area code: +507-836-6917

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F  X Form 40-F  __

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)  Yes _ No X

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.  Yes _ No X

FOR IMMEDIATE RELEASE

BLUE STAR ENTERTAINMENT TECHNOLOGIES, INC. ANNOUNCES FINANCIAL STATEMENTS FOR THE 6 MONTHS ENDED DECEMBER 31, 2011 AND MANAGEMENT CHANGE

This Report  may contain "forward-looking statements." Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove correct.

Effective June 25, 2012, our Operations Manager, Juan Manuel Martinez, age 36, has been appointed as our President and Chief Financial Officer and sole director. He became our Operations Manager in June 2011. He has been Regional Director of  Comercial Novapel, Ltda. since September 2009. Mr. Martinez is bilingual and has extensive experience in this position with international operations.  From February 2008 to August 2009 he was Manager of the Solsticio Restaurant in Cali, Colombia. He was Manager of the Berlitz Center in Capri, Cali Colombia from March 2007 to January 2008. From July 2006 to March 2007 he was Director of Export Operations for Bio-Stevia, S.A. Prior to 2006 he has held various other management positions including an internship in Washington, DC. with Colombia's Commercial Office, liaising with the US Congress. Mr. Martinez graduated from the Universidad ICESI with the equivalent of a Master's Degree in Marketing and a Bachelors' Degree in Business Administration.

Our former control person, Esthetics World, controlled by Karen E. Campo, resigned as officer and director on June 25, 2012. In connection with that resignation, Esthetics World transferred 535,520,000 shares held by her to an entity controlled by Mr. Martinez.

Blue Star Entertainment Technologies, Inc. announces its financial results for the six months ended December 31, 2011.

BLUE STAR ENTERTAINMENT TECHNOLOGIES, INC.

(A Development Stage Company)

BALANCE SHEETS

(Unaudited)

                                                                                     ASSETS

                                                                                                                     December 31,             December 31,

                                                                                                                            2011                           2010

Current Assets

        Cash and Cash Equivalents                                                  $            3,413       $             --

        Accounts Receivable                                                                          3,200                      --

        Total Current Assets                                                             $            6,613       $             --

        Total Assets                                                                          $            6,613       $             --

                                           LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current Liabilities

        Accounts Payable                                                                 $            3,343       $             --

        Accrued Expenses                                                                              1,455                      --

        Related Party Payable                                                           $          21,352       $    31,928

        Total Current Liabilities                                                                   26,150             31,928

Stockholders’ Equity

Common stock, no par value; unlimited

        number of shares authorized;  560,020,000

        and 15,500,000

        shares issued and outstanding                                                          84,452              30,000

Additional paid in Capital                                                                                --                      --

Retained Earnings (Accumulated Deficit)                                         (103,989)           (61,928)

        Total Stockholders' Equity (Deficit)                                             (19,537)           (31,928)

Total Liabilities and Stockholders' Equity (Deficit)                   $            6,613       $             --

See footnotes to financial statements

BLUE STAR ENTERTAINMENT TECHNOLOGIES, INC.

(A Development Stage Company)

STATEMENTS OF OPERATIONS

(Unaudited)

                                                                                                                                 INCEPTION

                                                    6 MONTHS ENDED  6 MONTHS ENDED                TO

                                                              DEC. 31,                     DEC. 31,                      DEC. 31

                                                                 2011                            2010                            2011

Revenues                                      $               9,600             $                  --             $         9,600

Cost of Sales                                                  3,908                                 --                        3,908

Gross Margin                                                5,692                                 --                         5,692

General and Administrative

  Expenses                                                    25,474                           4,800                      93,382

      Total Expenses                                      25,474                           4,800                      93,382

Net Operating Loss                                  (19,782)                        (4,800)                    (99,074)

Other Income (Loss)-

  Discontinued operations                                   --                                 --                      (4,915)

Net Income (Loss)                        $          (19,782)             $         (4,800)             $   (103,989)

Per Share Information:

Net Income (Loss) per share        $              (.000)             $           (.003)

Weighted Average

   Shares Outstanding                         496,135,495                  15,500,000

See footnotes to financial statements

BLUE STAR ENTERTAINMENT TECHNOLOGIES, INC.

(A Development Stage Company)

STATEMENT OF CASH FLOWS

(Unaudited)

                                                                                                                                                            6 MONTHS ENDED                  6 MONTHS ENDED                   INCEPTION (5/28/08) TO

                                                                                                                                                                      DEC. 31,                                       DEC. 31,                                                   DEC. 31,

                                                                                                                                                                         2011                                                2010                                                       2011

CASH FLOWS FROM OPERATING ACTIVITIES:

            Net income (loss)                                                                                                                $                           (19,782)                                          (4,800)        $               (103,989)

            Adjustments to reconcile net income (loss) to net cash

            used by operating activities:

                         (Increase) decrease in Accounts Receivable                                                                                    (3,200)                                                    --                              (3,200)

                         Increase (decrease)  in Accounts Payable                                                                                           3,343                                                    --                                 3,343

                         Increase (decrease)  in Accrued Expenses                                                                                              500                                                    --                                 1,455

                         Increase (decrease) in Related Party Payable                                                                                (31,900)                                             4,800                               21,352

            Net cash provided (used) by Operating Activities                                                                                      (51,039)                                                    --                            (81,039)

CASH FLOWS FROM INVESTING ACTIVITES:

            Payment (write off) of Land Acquisition Costs                                                                                                      --                                                    --                                        --

            Net cash used by investing activities                                                                                                                        --                                                    --                                        --

CASH FLOWS FROM FINANCING ACTIVITIES:

            Issuance of shares in debt cancellation                                                                                                         53,252                                                    --                              53,252

            Issuance of shares for services                                                                                                                           1,200                                                    --                                 1,200

            Sale of common stock                                                                                                                                                --                                                    --                               30,000

                         Net cash Provided by financing activities                                                                                         54,452                                                    --                               84,452

Net Increase (Decrease) in cash                                                                                                                                     3,413                                                    --                                 3,413

Cash, at beginning of period                                                                                                                                                   --                                                    --                                         --

Cash, at end of period                                                                                                                   $                                3,413          $                                        --        $                       3,413

See footnotes to financial statements

BLUE STAR ENTERTAINMENT TECHNOLOGIES, INC.

[A Development Stage Company]

NOTE TO FINANCIAL STATEMENTS

The interim financial statements of the Company are unaudited and, in the opinion of management, reflect all adjustments necessary (which are normal and recurring) to state fairly the Company's financial position as of December 31, 2011 and 2010 and the results of operations and cash flows for the six months ended December 31,  2011 and 2010. These financial statements should be read in conjunction with the financial statements and the notes thereto included in the Company's Annual Report on Form 20-F for the year ended June 30, 2011, as filed with the Securities and Exchange Commission. The results of operations for interim periods should not be regarded as necessarily indicative of the results that may be expected for the entire year.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on June 26, 2012.

                                                BLUE STAR ENTERTAINMENT TECHNOLOGIES, INC.

                                                 By:    /s/ Juan Manuel Martinez

                                                            Juan Manuel Martinez, President

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